UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-K
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Borqs Technologies, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Address of Principal Executive Office (Street and number):

Kwun Tong, Kowloon, Hong Kong

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Borqs Technologies, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) within the prescribed filing date, as the Registrant is still in the process of compiling certain required information in the Annual Report, including finalizing its financial statements. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pat Sek Yuen Chan	(86)	010-6437-8678
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed on the Registrant’s Form 6-K dated April 14, 2025, the Registrant sold its core business (the “Transaction”) to Sasken Design Solutions Pte. Ltd. Accordingly, certain relevant business activities will be presented in the Annual Report as discontinued operations and assets held for sale, including on a historical basis, in accordance with U.S. GAAP, as the Transaction was completed prior to the filing of the Annual Report. As such, the Registrant currently estimates that its revenue was $27.7 million during the fiscal year ended December 31, 2024, representing an increase of approximately 34.5%, from $20.6 million for the fiscal year ended December 31, 2023, and its estimated net income was approximately $17.3 million for the fiscal year ended December 31, 2024, as compared to a net loss of $26.9 million for the fiscal year ended December 31, 2023. The change from a net loss in 2023 to net income in 2024 was mainly due to the disposal of a solar subsidiary in 2024 and the cancellation of shares. The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Annual Report.

Borqs Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Pat Sek Yuen Chan
	Name:	Pat Sek Yuen Chan
	Title:	Chief Executive Officer
(Principal Executive Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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